Exhibit 99.2

Execution Version

SIXTH AMENDMENT

TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT

THIS SIXTH AMENDMENT TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT (the Sixth Amendment) is executed by the parties hereto as of the 1st day of April, 2021.

AMONG:	COLLIERS INTERNATIONAL GROUP INC., as Canadian Borrower (the Canadian Borrower)

AND:	COLLIERS INTERNATIONAL HOLDINGS (USA), INC., as U.S. Borrower (the US Borrower)

AND:	GLOBESTAR LIMITED, as a UK Borrower (Globestar)

AND:	COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, as a UK Borrower (EMEA Holdings)

AND:	COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, as Australian Borrower (the Australian Borrower, and together with the Canadian Borrower, the US Borrower, Globestar, EMEA Holdings, collectively, the Borrowers)

AND:	THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES HEREOF, as Guarantors (the Guarantors)

AND:	THE BANKS NAMED ON THE EXECUTION PAGES HEREOF, as Lenders (collectively, the Lenders and each individually the Lender)

AND:	TORONTO DOMINION (TEXAS) LLC, as the U.S. administration agent (the U.S. Agent)

AND:	THE TORONTO-DOMINION BANK, LONDON BRANCH, as European administration agent (the European Agent)

AND:	HSBC BANK AUSTRALIA LIMITED, as Australian administration agent (the Australian Agent)

AND:	THE TORONTO-DOMINION BANK, as the administration agent, as the collateral agent and as the Canadian administration agent (in its capacity as the collateral agent, the Collateral Agent, in its capacity as the administration agent, the Administration Agent and in its capacity as the Canadian administration agent, the Canadian Agent).

WHEREAS the Borrowers, the Guarantors, the Lenders, the Administration Agent, the Collateral Agent, Canadian Agent, the U.S. Agent, the European Agent, the Australian Agent (collectively, the Agents), TD Securities, as Sole Lead Arranger and Sole Bookrunner, Bank of Montreal and HSBC Bank Canada, as Syndication Agents, JPMorgan Chase Bank, N.A., Mizuho Bank, Ltd. and U.S. Bank, National Association, as Documentation Agents, among others, have entered into a second amended and restated credit agreement dated April 19, 2018, as amended by a first amendment to second amended and restated credit agreement dated as of April 4, 2019, a second amendment to second amended and restated credit agreement dated as of September 13, 2019, a third amendment to second amended and restated credit agreement dated as of March 27, 2020, a fourth amendment to second amended and restated credit agreement dated as of May 13, 2020 and a fifth amendment to second amended and restated credit agreement dated as of October 8, 2020 (the Existing Credit Agreement, and as amended by this Sixth Amendment and as may be further amended, restated, amended and restated, supplemented, replaced and otherwise modified from time to time, the Credit Agreement);

AND WHEREAS the Borrowers have advised the Agents and the Lenders that (a) the Canadian Borrower has agreed to directly or indirectly acquire all of the issued and outstanding shares of Jayset

1

Management CIG Inc. (Jayset Mgt) from Jayset Capital Corp (the Seller), for the purchase price of Cdn.$601,311,951 (approximately U.S.$475,200,000) (the Jayset Purchase Price), which will be satisfied through (i) the payment of Cdn.$120,262,390 (approximately U.S. $95,000,000) to the Seller as cash consideration (with, in whole or in part, proceeds from the facilities under the Credit Agreement) and (ii)   the issuance of a total of 3,572,858 subordinate voting shares to the Seller, representing the value of the balance of the purchase price (the Jayset Mgt Purchase), and (b) immediately following the completion of the Jayset Mgt Purchase, a certain restated management services agreement dated June 1, 2015 made between the Canadian Borrower, Jayset Mgt and Mr. Jay S. Hennick, as amended, which provides for payments to Jayset Mgt that are contingent, among other things, upon an arm’s length sale of control of the Canadian Borrower or upon a distribution of the Canadian Borrower’s assets to its shareholders pursuant to a long-term incentive arrangement contained within such restated management services agreement, will be terminated (hereinafter, collectively and together with the Jayset Mgt Purchase, the Transactions);

AND WHEREAS the Borrowers have requested that, inter alia, the Agents and the Lenders consent to the Transactions and waive compliance with certain provisions of the Credit Agreement for the purpose of, and in order to accommodate, the Transactions;

AND WHEREAS the Agents and the Lenders have agreed to consent to the Transactions and to waive compliance with certain provisions of the Credit Agreement for the purpose of, and in order to accommodate, the Transactions, and to amend certain provisions of the Existing Credit Agreement (collectively, the Amendments), but only to the extent and subject to the provisions set forth in this Sixth Amendment;

NOW THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE 1 – INTERPRETATION

1.1               Capitalized terms referred to and not defined herein shall have the meanings ascribed thereto in the Credit Agreement.

1.2               Each of the Borrowers and each of the Guarantors agrees that the recitals form an integral part of this Sixth Amendment.

ARTICLE 2 – CONSENTS UNDER THE CREDIT AGREEMENT

2.1               Notwithstanding any provision of the Credit Agreement (including, inter alia, Sections 2.12, 8.3(d) and 8.3(f)(i) thereof), but subject to Section 2.2 and 2.3 hereof, the Agents and the Lenders hereby consent to the Transactions and agree that the Transactions, pursuant to such consent, are otherwise deemed permitted by the terms thereof and that for avoidance of doubt, the Jayset Mgt Purchase shall be exempt from consideration as to its application as an Eligible Business.

2.2               Concurrent with the completion of the Transactions, the Canadian Borrower shall provide the Collateral Agent with evidence of the due execution and delivery of the documents, instruments and things required to consummate the Transactions and, promptly upon receipt thereof, evidence of the requisite approvals related to the Transactions from the Toronto Stock Exchange together with such other documents, instruments or things as may be reasonably requested by the Collateral Agent.

2.3               To the extent that the Transactions impact the calculation of Consolidated EBITDA for any period, the Jayset Purchase Price shall be added back for purposes of such calculation for such period.

2

ARTICLE 3 – AMENDMENTS

3.1               With effect as of the Amendment Effective Date (as defined herein), the definitions “LIBO Successor Rate” and “LIBOR Scheduled Unavailability Date” appearing in Section 1.1 of the Existing Credit Agreement are hereby deleted in their entirety.

3.2               With effect as of the Amendment Effective Date, the definition “LIBOR Screen Rate” appearing in Section 1.1 of the Existing Credit Agreement is hereby deleted in its entirety and replaced with the following:

““LIBO Screen Rate” means, for any day and time, with respect to any LIBOR Loan denominated in any Agreed Currency (other than Canadian Dollars and Australian Dollars) and for any LIBOR Interest Period, the London interbank offered rate as administered by ICE Benchmark Administration (or any other Person that takes over the administration of such rate) for such Agreed Currency for a period equal in length to such LIBOR Interest Period as displayed on such day and time on pages LIBOR01 or LIBOR02 of the Reuters screen that displays such rate (or, in the event such rate does not appear on a Reuters page or screen, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time as selected by the Administration Agent in its reasonable discretion); provided that if the LIBO Screen Rate as so determined would be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.”.

3.3               With effect as of the Amendment Effective Date, Section 1.1 of the Existing Credit Agreement is hereby amended by adding the following new definitions in the appropriate alphabetical order:

““Agreed Currencies” means U.S. Dollars and each Alternative Currency. “Alternative Currency” means Sterling, Euros and the Other Agreed Currencies.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, any tenor for such Benchmark or payment period for interest calculated with reference to such Benchmark, as applicable, that is or may be used for determining the length of an Interest Period pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to clause (f) of Section 4.15.

“Benchmark” means, initially, the Relevant Rate; provided that if a Benchmark Transition Event, a Term SOFR Transition Event, a Term ESTR Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred with respect to the Relevant Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (b) or clause (c) of Section 4.15.

“Benchmark Replacement” means, for any Available Tenor, the first alternative set forth in the order below that can be determined by the Administration Agent for the applicable Benchmark Replacement Date; provided that, in the case of any Loan denominated in an Other Agreed Currency, “Benchmark Replacement” shall mean the alternative set forth in (3) below:

(1)

(A)	in the case of any Loan denominated in U.S. Dollars, the sum of: (a) Term SOFR and (b) the related Benchmark Replacement Adjustment;

(B)	in the case of any Loan denominated in Sterling, the sum of: (a) Daily Simple SONIA and (b) the related Benchmark Replacement Adjustment;
3

(C)	in the case of any Loan denominated in Euros, the sum of: (a) Term ESTR and (b) the related Benchmark Replacement Adjustment;

(2)

(A)	in the case of any Loan denominated in U.S. Dollars, the sum of: (a) Daily Simple SOFR and (b) the related Benchmark Replacement Adjustment;

(B)	in the case of any Loan denominated in Euros, the sum of: (a) Daily Simple ESTR and (b) the related Benchmark Replacement Adjustment;

(3) the sum of: (a) the alternate benchmark rate that has been selected by the Administration Agent and the Borrowers as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for syndicated credit facilities denominated in the applicable Agreed Currency at such time and (b) the related Benchmark Replacement Adjustment;

provided that, in the case of clause (1)(A) or 1(C), such Unadjusted Benchmark Replacement is displayed on a screen or other information service that publishes such rate from time to time as selected by the Administration Agent in its reasonable discretion; provided further that, (x) with respect to any Loan denominated in U.S. Dollars, notwithstanding anything to the contrary in this Agreement or in any other Loan Document, upon the occurrence of a Term SOFR Transition Event, and the delivery of a Term SOFR Notice, on the applicable Benchmark Replacement Date the “Benchmark Replacement” shall revert to and shall be deemed to be the sum of (a) Term SOFR and (b) the related Benchmark Replacement Adjustment, as set forth in clause (1)(A) of this definition (subject to the first proviso above), and (y) with respect to any Loan denominated in Euros, notwithstanding anything to the contrary in this Agreement or in any other Loan Document, upon the occurrence of a Term ESTR Transition Event, and the delivery of a Term ESTR Notice, on the applicable Benchmark Replacement Date the “Benchmark Replacement” shall revert to and shall be deemed to be the sum of (a) Term ESTR and (b) the related Benchmark Replacement Adjustment, as set forth in clause (1)(C) of this definition (subject to the first proviso above).

If the Benchmark Replacement as determined pursuant to clause (1), (2) or (3) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then- current Benchmark with an Unadjusted Benchmark Replacement for any applicable Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement:

(1)   for purposes of clauses (1) and (2) of the definition of “Benchmark Replacement,” the first alternative set forth in the order below that can be determined by the Administration Agent:

(a)   the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that has been selected or recommended by the Relevant Governmental Body for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for the applicable Corresponding Tenor; and

4

(b)   the spread adjustment (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that would apply to the fallback rate for a derivative transaction referencing the ISDA Definitions to be effective upon an index cessation event with respect to such Benchmark for the applicable Corresponding Tenor; and

(2)   for purposes of clause (3) of the definition of “Benchmark Replacement,” the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administration Agent and the Borrowers for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date and/or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for syndicated credit facilities denominated in the applicable Agreed Currency;

provided that, in the case of clause (1) above, such adjustment is displayed on a screen or other information service that publishes such Benchmark Replacement Adjustment from time to time as selected by the Administration Agent in its reasonable discretion.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, Administration or operational changes (including changes to the definition of “Alternate Base Rate,” the definition of “Business Day,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administration Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administration Agent in a manner substantially consistent with market practice (or, if the Administration Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administration Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Administration Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Benchmark Replacement Date” means, with respect to any Benchmark, the earliest to occur of the following events with respect to such then-current Benchmark:

(1)   in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof);

(2)   in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein;

(3)   in the case of a Term SOFR Transition Event or a Term ESTR Transition Event, as applicable, the date that is thirty (30) days after the date a Term SOFR Notice or a Term ESTR Notice, as applicable, is provided to the Lenders and the Borrowers pursuant to Section 4.15(c); or

(4)   in the case of an Early Opt-in Election, the sixth (6th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Administration

5

Agent has not received, by 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from Lenders comprising the Majority Lenders.

For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (1) or (2) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means, with respect to any Benchmark, the occurrence of one or more of the following events with respect to such then-current Benchmark:

(1)   a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(2)   a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the NYFRB, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), in each case which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(3)   a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means, with respect to any Benchmark, the period (if any) (x)   beginning at the time that a Benchmark Replacement Date pursuant to clauses (1) or (2) of that definition has occurred if, at such time, no Benchmark Replacement has replaced such then- current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 4.15 and (y) ending at the time that a Benchmark Replacement has replaced such then- current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 4.15.

“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding Business Day adjustment) as such Available Tenor.

6

“Daily Simple ESTR” means, for any day, ESTR, with the conventions for this rate (which may include a lookback) being established by the Administration Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple ESTR” for business loans; provided, that if the Administration Agent decides that any such convention is not administratively feasible for the Administration Agent, then the Administration Agent may establish another convention in its reasonable discretion.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which may include a lookback) being established by the Administration Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for business loans; provided that, if the Administration Agent decides that any such convention is not administratively feasible for the Administration Agent, then the Administration Agent may establish another convention in its reasonable discretion.

“Daily Simple SONIA” means, for any day, SONIA, with the conventions for this rate (which may include a lookback) being established by the Administration Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SONIA” for business loans; provided that, if the Administration Agent decides that any such convention is not administratively feasible for the Administration Agent, then the Administration Agent may establish another convention in its reasonable discretion.

“Early Opt-in Election” means, with respect to any Agreed Currency, the occurrence of:

(1)                a notification by the Administration Agent to (or the request by the Borrowers to the Administration Agent to notify) each of the other parties hereto that syndicated credit facilities denominated in the applicable Agreed Currency being executed at such time, or that include language similar to that contained in Section 4.15 are being executed or amended, as applicable, to incorporate or adopt a new benchmark interest rate to replace the Relevant Rate, and

(2)                the joint election by the Administration Agent and the Borrowers to declare that an Early Opt-in Election for such Agreed Currency has occurred and the provision, as applicable, by the Administration Agent of written notice of such election to the Borrowers and the Lenders.

“Erroneous Payment” has the meaning ascribed thereto in Section 13.17(a).

“Erroneous Payment Deficiency Assignment” has the meaning assigned to it in Section 13.17(d).

“Erroneous Payment Impacted Class” has the meaning assigned to it in Section 13.17(d).

“Erroneous Payment Return Deficiency” has the meaning assigned to it in Section 13.17(d).

“Erroneous Payment Subrogation Rights” has the meaning assigned to it in Section 13.17(d).

“ESTR” means, with respect to any Business Day, a rate per annum equal to the Euro Short Term Rate for such Business Day published by the ESTR Administrator on the ESTR Administrator’s Website.

“ESTR Administrator” means the European Central Bank (or any successor administrator of the Euro Short Term Rate).

“ESTR Administrator’s Website” means the European Central Bank’s website, currently at http://www.ecb.europa.eu, or any successor source for the Euro Short Term Rate identified as such by the ESTR Administrator from time to time.

7

“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to LIBOR.

“IBA” has the meaning ascribed thereto in Section 4.14.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.

“NYFRB” means the Federal Reserve Bank of New York and any successor thereto.

“NYFRB’s Website” means the website of the NYFRB at http://www.newyorkfed.org, or any successor source.

“Other Agreed Currency” means Canadian Dollars and Australian Dollars.

“Payment Recipient” has the meaning assigned to it in Section 13.17(a).

“Reference Time” with respect to any setting of the then-current Benchmark means (1) if such Benchmark is LIBOR, 11:00 a.m. (London time) on the day that is two London banking days preceding the date of such setting and (2) if such Benchmark is not LIBOR, the time determined by the Administration Agent in its reasonable discretion.

“Relevant Governmental Body” means (i) with respect to a Benchmark Replacement in respect of Loans denominated in U.S. Dollars, the Federal Reserve Board and/or the NYFRB, or a committee officially endorsed or convened by the Federal Reserve Board and/or the NYFRB or, in each case, any successor thereto, (ii) with respect to a Benchmark Replacement in respect of Loans denominated in Sterling, the Bank of England, or a committee officially endorsed or convened by the Bank of England or, in each case, any successor thereto, (iii) with respect to a Benchmark Replacement in respect of Loans denominated in Euros, the European Central Bank, or a committee officially endorsed or convened by the European Central Bank or, in each case, any successor thereto, and (iv) with respect to a Benchmark Replacement in respect of Loans denominated in any Other Agreed Currency, (a) the central bank for the currency in which such Benchmark Replacement is denominated or any central bank or other supervisor which is responsible for supervising either (1) such Benchmark Replacement or (2) the administrator of such Benchmark Replacement or (b) any working group or committee officially endorsed or convened by (1) the central bank for the currency in which such Benchmark Replacement is denominated, (2) any central bank or other supervisor that is responsible for supervising either (A) such Benchmark Replacement or (B) the administrator of such Benchmark Replacement, (3) a group of those central banks or other supervisors or (4) the Financial Stability Board or any part thereof.

“Relevant Rate” means (i) with respect to any Loan denominated in an Agreed Currency (other than Canadian Dollars and Australian Dollars), LIBOR or (ii) otherwise, the Relevant Screen Rate, as applicable.

“Relevant Screen Rate” means the LIBO Screen Rate, the CDOR Rate, the BBR Screen Rate or such other applicable rate on the appropriate page of such information service that publishes such rate from time to time as selected by the Administration Agent in its reasonable discretion, as applicable.

“SOFR” means, with respect to any Business Day, a rate per annum equal to the secured overnight financing rate for such Business Day published by the SOFR Administrator on the SOFR Administrator’s Website.

8

“SOFR Administrator” means the NYFRB (or a successor administrator of the secured overnight financing rate).

“SOFR Administrator’s Website” means the NYFRB’s Website, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“SONIA” means, with respect to any Business Day, a rate per annum equal to the Sterling Overnight Index Average for such Business Day published by the SONIA Administrator on the SONIA Administrator’s Website.

“SONIA Administrator” means the Bank of England (or any successor administrator of the Sterling Overnight Index Average).

“SONIA Administrator’s Website” means the Bank of England’s website, currently at http://www.bankofengland.co.uk, or any successor source for the Sterling Overnight Index Average identified as such by the SONIA Administrator from time to time.

“Term ESTR” means, for the applicable Corresponding Tenor as of the applicable Reference Time, the forward-looking term rate based on ESTR that has been selected or recommended by the Relevant Governmental Body.

“Term ESTR Notice” means a notification by the Administration Agent to the Lenders and the Borrowers of the occurrence of a Term ESTR Transition Event.

“Term ESTR Transition Event” means the determination by the Administration Agent that (a) Term ESTR has been recommended for use by the Relevant Governmental Body, (b) the administration of Term ESTR is administratively feasible for the Administration Agent and (c) a Benchmark Transition Event or an Early Opt-in Election, as applicable, has previously occurred resulting in a Benchmark Replacement in accordance with Section 4.15 that is not Term ESTR.

“Term SOFR” means, for the applicable Corresponding Tenor as of the applicable Reference Time, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Term SOFR Notice” means a notification by the Administration Agent to the Lenders and the Borrowers of the occurrence of a Term SOFR Transition Event.

“Term SOFR Transition Event” means the determination by the Administration Agent that (a) Term SOFR has been recommended for use by the Relevant Governmental Body, (b) the administration of Term SOFR is administratively feasible for the Administration Agent and (c) a Benchmark Transition Event or an Early Opt-in Election, as applicable, has previously occurred resulting in a Benchmark Replacement in accordance with Section 4.15 that is not Term SOFR.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.”

3.4               With effect as of the Amendment Effective Date, Section 4.14 of the Existing Credit Agreement is hereby deleted in its entirety and replaced with the following:

“Section 4.14 Interest Rates; LIBOR Notification.

The interest rate on a Loan denominated in U.S. Dollars or an Alternative Currency may be derived from an interest rate benchmark that is, or may in the future become, the subject of regulatory reform. Regulators have signaled the need to use alternative benchmark reference rates for some of these interest rate benchmarks and, as a result, such interest rate benchmarks

9

may cease to comply with applicable laws and regulations, may be permanently discontinued, and/or the basis on which they are calculated may change. The London interbank offered rate is intended to represent the rate at which contributing banks may obtain short-term borrowings from each other in the London interbank market. On March 5, 2021, the U.K. Financial Conduct Authority (“FCA”) publicly announced that: (a) immediately after December 31, 2021, publication of all seven euro LIBOR settings, all seven Swiss Franc LIBOR settings, the spot next, 1-week, 2- month and 12-month Japanese Yen LIBOR settings, the overnight, 1-week, 2-month and 12- month British Pound Sterling LIBOR settings, and the 1-week and 2-month U.S. Dollar LIBOR settings will permanently cease; immediately after June 30, 2023, publication of the overnight and 12-month U.S. Dollar LIBOR settings will permanently cease; immediately after December 31, 2021, the 1-month, 3-month and 6-month Japanese Yen LIBOR settings and the 1-month, 3- month and 6-month British Pound Sterling LIBOR settings will cease to be provided or, subject to consultation by the FCA, be provided on a changed methodology (or “synthetic”) basis and no longer be representative of the underlying market and economic reality they are intended to measure and that representativeness will not be restored; and immediately after June 30, 2023, the 1-month, 3-month and 6-month U.S. Dollar LIBOR settings will cease to be provided or, subject to the FCA’s consideration of the case, be provided on a synthetic basis and no longer be representative of the underlying market and economic reality they are intended to measure and that representativeness will not be restored. There is no assurance that dates announced by the FCA will not change or that the administrator of LIBOR and/or regulators will not take further action that could impact the availability, composition, or characteristics of LIBOR or the currencies and/or tenors for which LIBOR is published. Each party to this agreement should consult its own advisors to stay informed of any such developments. Public and private sector industry initiatives are currently underway to identify new or alternative reference rates to be used in place of LIBOR. Upon the occurrence of a Benchmark Transition Event, a Term SOFR Transition Event, a Term ESTR Transition Event or an Early Opt-In Election, Section 4.15(b) and (c) provide a mechanism for determining an alternative rate of interest. The Administration Agent will promptly notify the Borrowers, pursuant to Section 4.15(e), of any change to the reference rate upon which the interest rate on applicable Loans is based. However, the Administration Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, the administration, submission or any other matter related to LIBOR or other rates in the definition of “LIBOR” or with respect to any alternative or successor rate thereto, or replacement rate thereof (including, without limitation, (i) any such alternative, successor or replacement rate implemented pursuant to Section 4.15(b) or (c), whether upon the occurrence of a Benchmark Transition Event, a Term SOFR Transition Event, a Term ESTR Transition Event or an Early Opt-in Election, and (ii) the implementation of any Benchmark Replacement Conforming Changes pursuant to Section 4.15(d)), including without limitation, whether the composition or characteristics of any such alternative, successor or replacement reference rate will be similar to, or produce the same value or economic equivalence of, LIBOR or have the same volume or liquidity as did the London interbank offered rate prior to its discontinuance or unavailability.”

3.5               With effect as of the Amendment Effective Date, Article 4 of the Existing Credit Agreement is hereby amended by adding a new Section 4.15 appearing immediately following Section 4.14 thereof as follows:

“Section 4.15 Alternate Rate of Interest.

(a)                  [Reserved.]

(b)                  Notwithstanding anything to the contrary herein or in any other Loan Document (and any agreement in respect of a Swap Obligation shall be deemed not to be a “Loan Document” for purposes of this Section 4.15), if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (1) or (2) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will

10

replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y)   if a Benchmark Replacement is determined in accordance with clause (3) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administration Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders.

(c)                   Notwithstanding anything to the contrary herein or in any other Loan Document and subject to the proviso below in this paragraph, with respect to a Loan denominated in an Agreed Currency (other than an Other Agreed Currency), if a Term SOFR Transition Event or a Term ESTR Transition Event and its related Benchmark Replacement Date, as applicable, have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then the applicable Benchmark Replacement will replace the then-current Benchmark for all purposes hereunder or under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings, without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document; provided that, this clause (c) shall not be effective unless the Administration Agent has delivered to the Lenders and the Borrowers a Term SOFR Notice or a Term ESTR Notice, as applicable. For the avoidance of doubt, the Administration Agent shall not be required to deliver any Term SOFR Notice after the occurrence of a Term SOFR Transition Event or any Term ESTR Notice after the occurrence of a Term ESTR Transition Event, and may do so in its sole discretion.

(d)                            In connection with the implementation of a Benchmark Replacement, the Administration Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(e)                The Administration Agent will promptly notify the Borrowers and the Lenders of (i) any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (f) below and (v) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administration Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 4.15, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 4.15.

(f)                 Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR, Term ESTR and LIBOR) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administration Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or

11

will be no longer representative, then the Administration Agent may modify the definition of “Interest Period” for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Administration Agent may modify the definition of “Interest Period” for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(g)                Upon any Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, such Borrower may revoke any request for a LIBOR Loan of, conversion to or continuation of LIBOR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, either (x) such Borrower will be deemed to have converted any request for a LIBOR Loan denominated in U.S. Dollars into a request for a Borrowing of or conversion to U.S. Base Rate Loans or (y) for any LIBOR Loan denominated in an Alternative Currency, at the option of such Borrower, (1) such Borrower shall have consented to the maintenance of such Loan at a rate for short term borrowings of the applicable Alternative Currency determined in a customary manner in good faith by the Administration Agent, (2) solely for the purpose of calculating the interest rate applicable to such Loan, such Loan shall be deemed to be an Advance denominated in U.S. Dollars, if available, and such Alternative Currency denominated Loan shall accrue interest at the same interest rate applicable to Advances denominated in U.S. Dollars at such time, if available or (3) such Advance shall be ineffective. During any Benchmark Unavailability Period or at any time that a tenor for the then- current Benchmark is not an Available Tenor, the component of U.S. Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of U.S. Base Rate. Furthermore, if any Loan in any Agreed Currency is outstanding on the date of any Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period with respect to a Relevant Rate applicable to such Loan, then until such time as a Benchmark Replacement for such Agreed Currency is implemented pursuant to this Section 4.15, (i) if such Loan is denominated in U.S. Dollars, then on the last day of the interest period applicable to such Loan (or the next succeeding Business Day if such day is not a Business Day), such Loan shall be converted by the Administration Agent to, and shall constitute, a U.S. Base Rate Loan denominated in U.S. Dollars on such day or (ii) if such Loan is denominated in any Agreed Currency other than U.S. Dollars, then such Loan shall, on the last day of the interest period applicable to such Loan (or the next succeeding Business Day if such day is not a Business Day), at such Borrower’s election prior to such day: (A) be prepaid by such Borrower on such day, (B) solely for the purpose of calculating the interest rate applicable to such Loan, deemed to be a Loan denominated in U.S. Dollars, if available, and such Loan shall accrue interest at the same interest rate applicable to Loans denominated in U.S. Dollars at such time, if available or (C) maintained at a rate for short term borrowings of the applicable Alternative Currency determined in a customary manner in good faith by the Administration Agent as consented to by such Borrower.”

3.6               With effect as of the Amendment Effective Date, Article 13 of the Existing Credit Agreement is hereby amended by adding a new Section 13.17 appearing immediately following Section 13.16 thereof as follows:

“13.17 Erroneous Payments.

(a)                If the Administration Agent notifies a Lender or Issuing Bank, or any Person who has received funds on behalf of a Lender or Issuing Bank such Lender or Issuing Bank (any such Lender or Issuing Bank or other recipient, a “Payment Recipient”) that the Administration Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds received by such Payment Recipient from the Administration Agent or any of its Affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such

12

Lender or Issuing Bank or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administration Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Administration Agent, and such Lender or Issuing Bank shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than five (5) Business Days thereafter, return to the Administration Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administration Agent in same day funds at the greater of the Federal Funds Rate and a rate determined by the Administration Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Administration Agent to any Payment Recipient under this clause (a) shall be conclusive, absent manifest error.

(b)                Without limiting immediately preceding clause (a), each Lender, Issuing Bank, or any Person who has received funds on behalf of a Lender or Issuing Bank such Lender or Issuing Bank, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administration Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Administration Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administration Agent (or any of its Affiliates), or (z) that such Lender, Issuing Bank, or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part) in each case:

(i)                   (A) in the case of immediately preceding clauses (x) or (y), an error shall be presumed to have been made (absent written confirmation from the Administration Agent to the contrary) or (B) an error has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii)                 such Lender or Issuing Bank shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Business Day of its knowledge of such error) notify the Administration Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administration Agent pursuant to this Section 13.17(b).

(c)                 Each Lender or Issuing Bank hereby authorizes the Administration Agent to set off, net and apply any and all amounts at any time owing to such Lender or Issuing Bank under any Loan Document, or otherwise payable or distributable by the Administration Agent to such Lender or Issuing Bank from any source, against any amount due to the Administration Agent under immediately preceding clause (a) or under the indemnification provisions of this Agreement.

(d)                In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administration Agent for any reason, after demand therefor by the Administration Agent in accordance with immediately preceding clause (a), from any Lender or Issuing Bank that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administration Agent’s notice to such Lender or Issuing Lender at any time, (i) such Lender or Issuing Bank shall be deemed to have assigned its Loans (but not its Commitments) of the relevant class with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount

13

as the Administration Agent may specify) (such assignment of the Loans (but not Commitments) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administration Agent in such instance), and is hereby (together with the Borrowers) deemed to execute and deliver a Transfer Certificate (or, to the extent applicable, an agreement incorporating a Transfer Certificate by reference pursuant to an electronic platform as to which the Administration Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, and such Lender or Issuing Bank shall deliver any notes evidencing such Loans to the Borrowers or the Administration Agent, (ii) the Administration Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Administration Agent as the assignee Lender shall become a Lender or Issuing Bank, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender or assigning Issuing Bank shall cease to be a Lender or Issuing Bank, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such assigning Lender or assigning Issuing Bank and (iv) the Administration Agent may reflect in the register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. The Administration Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender or Issuing Bank shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administration Agent shall retain all other rights, remedies and claims against such Lender or Issuing Bank (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender or Issuing Bank and such Commitments shall remain available in accordance with the terms of this Agreement. In addition, each party hereto agrees that, except to the extent that the Administration Agent has sold a Loan (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Administration Agent may be equitably subrogated, the Administration Agent shall be contractually subrogated to all the rights and interests of the applicable Lender or Issuing Bank under the Loan Documents with respect to each Erroneous Payment Return Deficiency (the “Erroneous Payment Subrogation Rights”).

(e)                The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrowers or any other Guarantor, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administration Agent from the Borrowers or any other Guarantor for the purpose of making such Erroneous Payment.

(f)                  To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administration Agent for the return of any Erroneous Payment received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine.

(g)                Each party’s obligations, agreements and waivers under this Section 13.17 shall survive the resignation or replacement of the Administration Agent, any transfer of rights or obligations by, or the replacement of, a Lender or Issuing Bank, the termination of the Commitments and/or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.”

14

ARTICLE 4 – FEES AND COSTS

4.1               All costs incurred by the Agent in preparing this Sixth Amendment (including all legal fees incurred by the Administration Agent) shall be on the account of the Borrowers, and shall form part of the Obligations. The Borrowers hereby authorize the Administration Agent to debit any accounts it may have with the Administration Agent in an amount equal to such costs.

ARTICLE 5 – CONDITIONS TO EFFECTIVENESS

5.1               This Sixth Amendment shall become effective upon the satisfaction of the following conditions precedent in form and substance satisfactory to the Administration Agent (the date and fulfillment of such conditions being herein referred to as the Amendment Effective Date):

(a)	delivery to the Administration Agent of a fully executed copy of this Sixth Amendment, dated the Amendment Effective Date, as executed by the Borrowers, the Guarantors, the Agents and the Lenders; and

(b)	the Administration Agent being satisfied that all representations and warranties contained in Article 8 of the Credit Agreement shall remain true and correct in all material respects (except such representations and warranties that are qualified as to materiality, which shall be true and correct in all respects) following this Sixth Amendment.

ARTICLE 6 – REPRESENTATIONS AND WARRANTIES

6.1               Each Borrower and each Guarantor warrants and represents to the Agents and the Lenders that the following statements are true, correct and complete:

(a)	Authorization, Validity, and Enforceability of this Sixth Amendment. Each Borrower and each Guarantor has the corporate power and authority to execute and deliver this Sixth Amendment and to perform its obligations under the Credit Agreement, as amended by this Sixth Amendment. Each Borrower and each Guarantor has taken all necessary corporate action (including, without limitation, obtaining approval of its shareholders if necessary) to authorize its execution and delivery of this Sixth Amendment and the performance of the Credit Agreement. This Sixth Amendment has been duly executed and delivered by each Borrower and each Guarantor and this Sixth Amendment and the Credit Agreement constitute the legal, valid and binding obligations of each Borrower and each Guarantor, enforceable against each of them in accordance with their respective terms without defence, compensation, setoff or counterclaim. Each Borrower’s and each Guarantor’s execution and delivery of this Sixth Amendment and the performance by each Borrower and each Guarantor of the Credit Agreement do not and will not conflict with, or constitute a violation or breach of, or constitute a default under, or result in the creation or imposition of any Lien upon the property of any Borrower or any Guarantor by reason of the terms of (a) any contract, mortgage, hypothec, Lien, lease, agreement, indenture, or instrument to which any Borrower or any Guarantor is a party or which is binding on any of them, (b) any requirement of law applicable to any Borrower or any Guarantor, or (c) the certificate or articles of incorporation or amalgamation or association or bylaws or memorandum of association of any Borrower or any Guarantor.

(b)	Governmental Authorization. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any governmental authority or other person is necessary or required in connection with the execution, delivery or performance by, or enforcement against each Borrower and each Guarantor of this Sixth Amendment or the Credit Agreement except for such as have been obtained or made and filings required in order to perfect and render enforceable the Collateral Agent’s Liens.
15

(c)	Incorporation of Representations and Warranties from Credit Agreement. The representations and warranties contained in Article 8 of the Credit Agreement and the other Loan Documents are and will be true, correct and complete in all material respects on and as of the Amendment Effective Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date.

(d)	Absence of Default. No event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Sixth Amendment that would constitute a Default or an Event of Default.

(e)	No Other Amendment. Except to the extent set forth herein no additional amendment, consent or waiver of any other term, condition, covenant, agreement or any other aspect of the Credit Agreement is intended or implied and except as covered by this Sixth Amendment, no other aspect of the covenants referred to herein is amended or waived, including without limitation for any other period or circumstance, and no such amendment, waiver or consent is intended or implied.

ARTICLE 7 – MISCELLANEOUS

7.1               Each Borrower and each Guarantor (i) reaffirms its Obligations under the Credit Agreement and the other Loan Documents to which it is a party, and (ii) agrees that the Credit Agreement and the other Loan Documents to which it is a party remain in full force and effect, except as amended hereby, and are hereby ratified and confirmed. The Guarantors (i) consent to and approve the execution and delivery of this Sixth Amendment by the parties hereto, (ii) agree that this Sixth Amendment does not and shall not limit or diminish in any manner the obligations of the Guarantors under their guarantees (collectively, the Guarantees) and that such obligations would not be limited or diminished in any manner even if such Guarantors had not executed this Sixth Amendment, (iii) agree that this Sixth Amendment shall not be construed as requiring the consent of such Guarantors in any other circumstance, (iv) reaffirm each of their obligations under the Guarantees and the other Loan Documents to which they are a party, and (v) agree that the Guarantees and the other Loan Documents to which they are a party remain in full force and effect and are hereby ratified and confirmed.

7.2               Except to the extent specifically set forth in this Sixth Amendment, nothing contained in this Sixth Amendment or any other communication between the Collateral Agent and/or the Lenders and the Borrowers (or any Guarantor) shall be a waiver of any other present or future violation, Default or Event of Default under the Credit Agreement or any other Loan Document (collectively, Other Violations). Similarly, nothing contained in this Sixth Amendment shall directly or indirectly in any way whatsoever either (i) impair, prejudice or otherwise adversely affect the Collateral Agent’s or the Lenders’ right at any time to exercise any right, privilege or remedy in connection with the Credit Agreement or any other Loan Document with respect to any Other Violations (including, without limiting the generality of the foregoing, in respect of the non-conformity to any representation, warranty or covenant contained in any Loan Document), (ii) except as specifically provided in Article 3 hereof, amend or alter any provision of the Credit Agreement or any other Loan Document or any other contract or instrument, or (iii) constitute any course of dealing or other basis for altering any obligation of any Borrower or any Guarantor under the Loan Documents or any right, privilege or remedy of the Agents or the Lenders under the Credit Agreement or any other Loan Document or any other contract or instrument with respect to Other Violations. Nothing in this Sixth Amendment shall be construed to be a consent by any Agent or the Lenders to any Other Violations.

7.3               This Sixth Amendment will not discharge or constitute novation of any debt, obligation, covenant or agreement contained in the Credit Agreement or any of the documents or security delivered pursuant thereto but same shall remain in full force and effect save to the extent same are amended by the provisions of this Sixth Amendment.

16

7.4               All reasonable expenses of the Administration Agent in connection with this Sixth Amendment and the related documentation, including all reasonable legal fees and disbursements incurred by the Administration Agent, shall be for the account of the Borrowers.

7.5               This Sixth Amendment enures to the benefit of and binds the parties and their respective successors and permitted assigns.

7.6               Each party shall from time to time promptly execute and deliver all further documents and take all further action necessary to give effect to the provisions and intent of this Sixth Amendment.

7.7               This Sixth Amendment may be executed and delivered in one or more counterparts, including by way of facsimile, or electronically, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

7.8               This Sixth Amendment shall be interpreted and the rights and liabilities of the parties hereto shall be determined in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Signature pages commence on the following page]

17

IN WITNESS WHEREOF, the parties hereto have caused this Fifth Amendment to Credit Agreement to be executed as of the date first above written.

COLLIERS INTERNATIONAL GROUP INC., as Canadian Borrower

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: VP, Legal Counsel & Corporate Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL HOLDINGS (USA), INC., as U.S. Borrower

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

GLOBESTAR LIMITED, as a UK Borrower

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, as a UK Borrower

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

Executed by COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED ACN 008 178 238 as Australian Borrower in accordance with section 127 of the Corporations Act 2001:

<Signed> Robert Wall	<Signed> John Kenney
~~Director/~~company secretary	Director

ROBERT WALL	JOHN KENNEY
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

COLLIERS MACAULAY NICOLLS INC., as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL USA, LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Company

CIVAS HOLDINGS, LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Company

COLLIERS INTERNATIONAL WA, LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Company

COLLIERS INTERNATIONAL REAL ESTATE MANAGEMENT SERVICES (AZ), LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Company

COLLIERS INTERNATIONAL CA, LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Company

COLLIERS INTERNATIONAL GREATER LOS ANGELES, LLC as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Company

COLLIERS INTERNATIONAL VALUATION & ADVISORY SERVICES, LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Company

FS WILLIAMS ACQUISITIONCO LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Company

COLLIERS PARRISH INTERNATIONAL, INC., as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

Executed by COLLIERS INTERNATIONAL (NSW) PTY LIMITED ACN 001 401 681 as a Guarantor in accordance with section 127 of the Corporations Act 2001:

<Signed> Robert Wall	<Signed> John Kenney
~~Director~~/company secretary	Director

ROBERT WALL	JOHN KENNEY
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Executed by COLLIERS INTERNATIONAL (VICTORIA) PTY LTD ACN 005 032 940 as a Guarantor in accordance with section 127 of the Corporations Act 2001:

<Signed> Robert Wall	<Signed> John Kenney
Director/company secretary	Director

ROBERT WALL	JOHN KENNEY
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

COLLIERS INTERNATIONAL NEW ZEALAND LIMITED, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Company

COLLIERS INTERNATIONAL GERMANY HOLDING GMBH, as a Guarantor

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Managing Director
I have the authority to bind the Company

COLLIERS MACAULAY NICOLLS (CYPRUS) LIMITED, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Authorized Signatory
I have the authority to bind the Company

COLLIERS INTERNATIONAL HOLDINGS LIMITED, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Director
I have the authority to bind the Company

COLLIERS INTERNATIONAL CONSULTANTS LIMITED, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Director
I have the authority to bind the Company

COLLIERS INTERNATIONAL (HONG KONG) LIMITED, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Director
I have the authority to bind the Company

Signed by a director of GLOBESTAR LIMITED for and on behalf of, and as corporate member of, COLLIERS INTERNATIONAL PROPERTY ADVISERS UK LLP, as a Guarantor

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

COLLIERS INTERNATIONAL PROPERTY CONSULTANTS LIMITED, as a Guarantor

Per:	<Signed> Anthony Horrell
Name: Anthony Horrell
Title: Director
I have the authority to bind the Company

COLLIERS INTERNATIONAL FINLAND GROUP OY, as a Guarantor

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

COLLIERS INTERNATIONAL FINLAND OY, as a Guarantor

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

COLLIERS INTERNATIONAL FINLAND HOLDINGS OY, as a Guarantor

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

COLLIERS INTERNATIONAL PROPERTY CONSULTANTS (SHANGHAI) CO. LTD., as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Authorized Signatory
I have the authority to bind the Company

COLLIERS INTERNATIONAL FINCO (CANADA) INC., as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Authorized Signatory
I have the authority to bind the Corporation

COLLIERS INVESTMENT MANAGEMENT HOLDINGS, Inc., as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Authorized Signatory
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL EMEA FINCO PLC

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

COLLIERS INTERNATIONAL REMS US, LLC

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Company

THE TORONTO-DOMINION BANK, as Administration Agent, Collateral Agent and Canadian Administration Agent

Per:	<Signed> Neda Heidarpour
Name: Neda Heidarpour
Title: Loan Syndications - Agency
Draw Requests, Conversion Requests, Repayment Notices [REDACTED] All Other Notices [REDACTED]

TORONTO DOMINION (TEXAS) LLC, as U.S. Administration Agent

Per:	<Signed> Hughroy Enniss
Name: Hughroy Enniss
Title: Authorized Signatory

THE TORONTO-DOMINION BANK, London Branch, as European Agent

Per:	<Signed> Philip Bates
Name: Philip Bates
Title: MD & Head European Corporate Banking

HSBC BANK AUSTRALIA LIMITED, as Australian Agent

Per:	<Signed> Nadia Ladak
Name: Nadia Ladak
Title: Country Head – International Subsidiaries

CANADIAN LENDERS

THE TORONTO-DOMINION BANK

Per:	<Signed> Tim Thomas
Name: Tim Thomas
Title: Managing Director

Per:	<Signed> Matthew Hendel
Name: Matthew Hendel
Title: Managing Director

Address for Notice: [REDACTED]

CANADIAN LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	<Signed> Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	<Signed> Heather Meldrum
Name: Heather Meldrum
Title: Associate Director

Address for Notice: [REDACTED]

CANADIAN LENDERS CONT’D

JPMORGAN CHASE BANK, N.A., Toronto Branch

Per:	<Signed> Syed Ali Hasan
Name: Syed Ali Hasan
Title: Vice President

Address for Notice: [REDACTED]

CANADIAN LENDERS CONT’D

BANK OF MONTREAL

Per:	<Signed> Sean P. Gallaway
Name: Sean P. Gallaway
Title: Director

Address for Notice: [REDACTED]

CANADIAN LENDERS CONT’D

HSBC BANK CANADA

Per:	<Signed> Jesse Macmasters
Name: Jesse Macmasters
Title: Head of Large Corporate Ontario

Per:	<Signed> Simon Tobin
Name: Simon Tobin
Title: Director, Large Corporate Banking

Address for Notice: [REDACTED]

CANADIAN LENDERS CONT’D

BANK OF AMERICA, N.A., Canadian Branch

Per:	<Signed> Sanaa Khatri-Ahmed
Name: Sanaa Khatri-Ahmed
Title: Senior Vice-President
Address for Notice: [REDACTED]

CANADIAN LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	<Signed> Sophia Soofi
Name: Sophia Soofi
Title: Executive Director

Per:	<Signed> Stephen Redding
Name: Stephen Redding
Title: Managing Director

Address for Notice: [REDACTED]

CANADIAN LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	<Signed> Gavin Virgo
Name: Gavin Virgo
Title: Vice President

Per:	<Signed> David Torrey
Name: David Torrey
Title: Managing Director
Address for Notice: [REDACTED]

CANADIAN LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION, Canada Branch

Per:	<Signed> James F. Cooper
Name: James F. Cooper
Title: Sr. V/President

Address for Notice: [REDACTED]

CANADIAN LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	<Signed> Jeffrey McInenly
Name: Jeffrey McInenly
Title: Director

Per:
Name:
Title:

Address for Notice: [REDACTED]

CANADIAN LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	<Signed> Deborah Cullen
Name: Deborah Cullen
Title: Director

Per:
Name:
Title:

Address for Notice: [REDACTED]

U.S. LENDERS

THE TORONTO-DOMINION BANK, NEW YORK BRANCH

Per:	<Signed> Hughroy Enniss
Name: Hughroy Enniss
Title: Authorized Signatory

Per:
Name:
Title:

Address for Notice: [REDACTED]

U.S. LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	<Signed> Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	<Signed> Heather Meldrum
Name: Heather Meldrum
Title: Associate Director

Address for Notice: [REDACTED]

U.S. LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	<Signed> Marshall Trenckmann
Name: Marshall Trenckmann
Title: Managing Director

Address for Notice: [REDACTED]

2

U.S. LENDERS CONT’D

BANK OF MONTREAL, Chicago Branch

Per:	<Signed> Andrew Berryman
Name: Andrew Berryman
Title: Vice President

Address for Notice: [REDACTED]

U.S. LENDERS CONT’D

HSBC BANK CANADA

Per:	<Signed> Jesse Macmasters
Name: Jesse Macmasters
Title: Head of Large Corporate Ontario

Per:	<Signed> Simon Tobin
Name: Simon Tobin
Title: Director, Large Corporate Banking

Address for Notice: [REDACTED]

U.S. LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	<Signed> Sanaa Khatri-Ahmed
Name: Sanaa Khatri-Ahmed
Title: Senior Vice-President

Address for Notice: [REDACTED]

U.S. LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	<Signed> Sophia Soofi
Name: Sophia Soofi
Title: Executive Director

Per:	<Signed> Stephen Redding
Name: Stephen Redding
Title: Managing Director
Address for Notice: [REDACTED]

U.S. LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	<Signed> Gavin Virgo
Name: Gavin Virgo
Title: Vice President

Per:	<Signed> David Torrey
Name: David Torrey
Title: Managing Director
Address for Notice: [REDACTED]

U.S. LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION

Per:	<Signed> James F. Cooper
Name: James F. Cooper
Title: Sr. V/President

Address for Notice: [REDACTED]

U.S. LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	<Signed> Jeffrey McInenly
Name: Jeffrey McInenly
Title: Director

Per:
Name:
Title:
Address for Notice: [REDACTED]

U.S. LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	<Signed> Deborah Cullen
Name: Deborah Cullen
Title: Director

Per:
Name:
Title:
Address for Notice: [REDACTED]

UK LENDERS

THE TORONTO-DOMINION BANK, London Branch

Per:	<Signed> Philip Bates
Name: Philip Bates
Title: MD & Head European Corporate Banking

Per:
Name:
Title:

Address for Notice: [REDACTED]

UK LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	<Signed> Marshall Trenckmann
Name: Marshall Trenckmann
Title: Managing Director

Address for Notice: [REDACTED]

UK LENDERS CONT’D

BANK OF MONTREAL, London Branch

Per:	<Signed> Richard Pittam
Name: Richard Pittam
Title: MD

Per:	<Signed> Scott Matthews
Name: Scot Matthews
Title: MD

Address for Notice: [REDACTED]

UK LENDERS CONT’D

HSBC UK BANK PLC

Per:	<Signed> Adam Mahmoud
Name: Adam Mahmoud
Title: Relationship Director, International Subsidiary Banking

Address for Notice: [REDACTED]

UK LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	<Signed> Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	<Signed> Heather Meldrum
Name: Heather Meldrum
Title: Associate Director
Address for Notice: [REDACTED]

UK LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	<Signed> Sanaa Khatri-Ahmed
Name: Sanaa Khatri-Ahmed
Title: Senior Vice-President

Address for Notice: [REDACTED]

UK LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	<Signed> Gavin Virgo
Name: Gavin Virgo
Title: Vice President

Per:	<Signed> David Torrey
Name: David Torrey
Title: Managing Director
Address for Notice: [REDACTED]

UK LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	<Signed> Jeffrey McInenly
Name: Jeffrey McInenly
Title: Director

Per:
Name:
Title:
Address for Notice: [REDACTED]

UK LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	<Signed> Deborah Cullen
Name: Deborah Cullen
Title: Director

Per:
Name:
Title:
Address for Notice: [REDACTED]

UK LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	<Signed> Sophia Soofi
Name: Sophia Soofi
Title: Executive Director

Per:	<Signed> Stephen Redding
Name: Stephen Redding
Title: Managing Director

Address for Notice: [REDACTED]

COLLIERS EMEA LENDERS

THE TORONTO-DOMINION BANK, London Branch

Per:	<Signed> Philip Bates
Name: Philip Bates
Title: MD & Head European Corporate Banking

Per:
Name:
Title:

Address for Notice: [REDACTED]

COLLIERS EMEA LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	<Signed> Marshall Trenckmann
Name: Marshall Trenckmann
Title: Managing Director

Address for Notice: [REDACTED]

COLLIERS EMEA LENDERS CONT’D

BANK OF MONTREAL, London Branch

Per:	<Signed> Richard Pittam
Name: Richard Pittman
Title: MD

Per:	<Signed> Scott Matthews
Name: Scott Matthews
Title: MD

Address for Notice: [REDACTED]

COLLIERS EMEA LENDERS CONT’D

HSBC BANK PLC

Per:	<Signed> Adam Mahmoud
Name: Adam Mahmoud
Title: Relationship Director, International Subsidiary Banking
Address for Notice: [REDACTED]

COLLIERS EMEA LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	<Signed> Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	<Signed> Heather Meldrum
Name: Heather Meldrum
Title: Associate Director
Address for Notice: [REDACTED]

COLLIERS EMEA LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	<Signed> Sanaa Khatri-Ahmed
Name: Sanaa Khatri-Ahmed
Title: Senior Vice-President

Address for Notice: [REDACTED]

COLLIERS EMEA LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	<Signed> Gavin Virgo
Name: Gavin Virgo
Title: Vice President

Per:	<Signed> David Torrey
Name: David Torrey
Title: Managing Director
Address for Notice: [REDACTED]

COLLIERS EMEA LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	<Signed> Jeffrey McInenly
Name: Jeffrey McInenly
Title: Director

Per:
Name:
Title:
Address for Notice: [REDACTED]

COLLIERS EMEA LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	<Signed> Sophia Soofi
Name: Sophia Soofi
Title: Executive Director

Per:	<Signed> Stephen Redding
Name: Stephen Redding
Title: Managing Director

Address for Notice: [REDACTED]

COLLIERS EMEA LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	<Signed> Deborah Cullen
Name: Deborah Cullen
Title: Director

Per:
Name:
Title:

Address for Notice: [REDACTED]

AUSTRALIAN LENDER

HSBC BANK AUSTRALIA LIMITED

Signed for HSBC BANK AUSTRALIA LIMITED (ABN 48 006 434 162) by its duly appointed attorney under power of attorney in the presence of:

<Signed> Rex Philip	<Signed> Nadia Ladak
Witness Signature	Attorney Signature

Rex Philip	Nadia Ladak
Print Name	Print Name

Address for Notice:
[REDACTED]